                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     )

                                 STROUDS, INC.
                                 -------------
                               (Name of Issuer)

                        Common Stock, $0.0001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                   863451100
                                 -------------
                                (CUSIP Number)


     Mr. Marshall S. Geller                    Paul D. Tosetti, Esq.
     Geller & Friend Capital Partners, Inc.    Latham & Watkins
     433 North Camden Drive, Suite 500         633 West Fifth Street, Suite 4000
     Beverly Hills, California  90210          Los Angeles, California  90071
     (310) 553-0177                            (213) 485-1234

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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 9, 1999
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box:   [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
  CUSIP NO. 863451100                                      PAGE 2 OF 5 PAGES

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marshall S. Geller
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             604,837
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          604,837
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      624,837

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  8.8%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D



ITEM 1.   SECURITY AND ISSUER

          This statement relates to the shares of Common Stock, $0.0001 par value per share (the "Common Stock"), of Strouds, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 780 South Nogales Street, City of Industry, California 91748.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is being filed by Marshall S. Geller, an individual (the "Reporting Person").

          (b) - (c) The Reporting Person's principal occupation is that of a principal of Geller & Friend Capital Partners, Inc. His business address is 433 North Camden Drive, Suite 500, Beverly Hills, California 90210.

          (d) - (e) During the past five years, the Reporting Person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

          Mr. Geller acquired the 604,837 shares of the Common Stock for an aggregate consideration of $529,483 (excluding brokerage commissions). The source of such consideration was Mr. Geller's personal funds.

ITEM 4.   PURPOSE OF THE TRANSACTION

          The Reporting Person has acquired the shares of Common Stock reported herein for investment purposes.

          Depending upon general market and economic conditions affecting the Issuer and the Reporting Person's view of the prospects for the Issuer and other relevant factors, the Reporting Person may, from time to time, in open market transactions or in private transactions or otherwise, purchase additional shares of the Common Stock or dispose of all or a portion of the Common Stock owned by the Reporting Person.

          Except as set forth herein, the Reporting Person has no present plans or proposals which relate to or would result in any of the events described in Items 4(a) - (j) of Schedule 13D. However, nothing contained herein shall prohibit the Reporting Person from developing and implementing any such plans or proposals in the future.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


          (a) As of the date hereof, the Reporting Person beneficially owns 624,837 shares of the Common Stock, including 20,000 shares that can be acquired pursuant to the exercise of stock options. According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 29, 1999, on July 6, 1999, there were 7,036,981 shares of the Common Stock outstanding. Based upon that number, the beneficial ownership of the Reporting Person constitutes approximately 8.8% of the Issuer's outstanding Common Stock.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, 604,837 shares of the Common Stock. The option to purchase 20,000 shares of the Common Stock is subject to the terms of the Company's 1994 Equity Participation Plan.

          (c) On July 27, 1999, the Reporting Person purchased 1,000 shares of the Common Stock at a price of $1.125 per share (excluding brokerage commissions). On August 6, 1999, the Reporting Person purchased 203,837 shares of the Common Stock at a price of $0.875 per share (excluding brokerage commissions). On August 9, 1999, the Reporting Person purchased 400,000 shares of the Common Stock at a price of $0.875 per share (excluding brokerage commissions). Each such purchase was effected in an open market transaction. The average cost per share of all of the Reporting Person's purchases of the Common Stock is $0.875 (excluding brokerage commissions).

          (d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by such Reporting Person.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or any pledge or other arrangement involving a contingency the occurrence of which would give another person voting power over any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Marshall S. Geller
                                            -----------------------------------
                                            Marshall S. Geller



Dated:  August 9, 1999